Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn International Announces Appointment of New Director

SHANGHAI, China, October 11, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that its board of directors has recently appointed Mr. Eric Haibing Wu as a director, effective as of September 14th, 2016. Mr. Wu will serve on the Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee. He will be eligible for reelection as a director by the Company’s shareholders at the Company’s next annual general meeting.

About Mr. Eric Haibing Wu

Mr. Eric Haibing WU has over 20 years of experience in finance. He worked for PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Since October 2007, he has been serving as the chief financial officer of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited). Mr. Wu graduated from Shanghai Jiao Tong University (上海交通大學) with a bachelor’s degree in economics in July 1994 and received a master’s degree in business administration from Michigan State University in May 2000. Mr. Wu is currently a non-executive independent director of Zhong Ao Home Group Ltd, a company listed on Hong Kong Stock Exchange.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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